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John P. Falco

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direct fax: 866.422.2114

falcoj@pepperlaw.com

March 13, 2017

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: James E. O’Connor, Senior Counsel

Re:

FundVantage Trust

Post-Effective Amendment No. 150 to Registration Statement on Form N-1A

1940 Act File No. 811-22027

1933 Act File No. 333-141120

Request for Withdrawal of Post-Effective Amendment to the Registration Statement Pursuant to Rule 477

Dear Mr. O’Connor:

We hereby request on behalf of FundVantage Trust (the “Trust”) the withdrawal of the above-referenced post-effective amendment (the “Amendment”) to the registration statement, filed with the Securities and Exchange Commission on January 31, 2017.

The Amendment to the registration statement was filed pursuant to Rule 485(a) to register a new class of shares for an existing fund. It is anticipated that the Trust will seek approval from the Commission to resubmit the Amendment under Rule 485(b)(1)(vii) to become immediately effective. No securities were sold in connection with the Amendment to the registration statement.

Very truly yours,
/s/ John P. Falco
John P. Falco
cc:	Joel Weiss, President of FundVantage Trust John M. Ford, Esq.